

June 30, 2022

Mehmet Nedim Kulaksizoglu
Chief Financial Officer
Sisecam Resources LP
Five Concourse Parkway
Suite 2500
Atlanta, Georgia 30328

      Re: Sisecam Resources LP
         Form 10-K for the Fiscal Year Ended December 31, 2021
         Filed March 15, 2022
         File No. 001-36062

Dear Mr. Kulaksizoglu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business
Our Operations
Trona Resources and Trona Reserves, page 14

1.   Please revise to identify the quantity or percentage of resources or reserves attributable to your interests in accordance with Item 1303(b)(3)(iii) of Regulation S-K.

Exhibit Index, page 136

2.   Please revise the Big Island Mine technical report summary dated March 13, 2022 (filed as Exhibit 96.1) to address the following:

      •   Please include information consistent with Item 601(96)(iii)(B)(8)(iv), & 17(vi) of Regulation S-K.

- Revise the language provided per Item 601(96)(iii)(B)(25) of Regulation S-K, Reliance on Information Provided by the Registrant, to only include categories of information identified in Item 1302(f)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Ethan Horowitz at 202-551-3311 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation